BY EDGAR

December 22, 2009

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Grzeskiewicz, Esq.

Re:	Nuveen Mortgage Opportunity Term Fund 2 (File Nos. 333-163949; 811-22374)
Registration Statements on Form N-2

Dear Mr. Grzeskiewicz:

On December 22, 2009, Nuveen Mortgage Opportunity Term Fund 2 (“Fund 2”) filed an initial Registration Statement on Form N-2 (the “Registration Statement”) for the purpose of registering its common shares of beneficial interest. The purpose of this letter is to request selective review of the Registration Statement, in accordance with the Commission’s release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

In connection with the previous offering of common shares by Nuveen Mortgage Opportunity Term Fund (“Fund 1”), the SEC staff reviewed and commented on Fund 1’s registration statement (File Nos. 333-161958; 811-22329). The Registration Statement as filed today has addressed the applicable SEC comments that were previously given by the SEC staff relating to Fund 1’s registration statement.

Fund 1 is a closed-end investment company managed by Nuveen Asset Management and subadvised by Wellington Management Company LLP, also the investment adviser and subadviser of Fund 2. As noted above, the SEC staff has previously commented on Fund 1’s registration statement. Fund 1 was declared effective on November 24, 2009. Fund 2 is requesting selective review of those portions of its Registration Statement that are identical to (or substantially identical to) Fund 1’s registration statement, and were therefore previously reviewed by the staff.

Each of Fund 1 and Fund 2 share the same board of trustees, officers, investment adviser, subadviser, legal counsel (both special counsel and special Massachusetts counsel), independent registered public accounting firm, transfer agent, custodian and transfer agent. As a result, the prospectus disclosure items set forth below, and except as otherwise noted, are identical (or substantially identical) among the Fund 1 registration statement and the Registration Statements (page numbers correspond to the Registration Statement). As a general matter, only those disclosures (i) generally associated with an initial filing rather than a final document, (ii) relating to the feeder fund in which Fund 2 invests, as described below, and (iii) relating to the Fund 2 termination date are not substantially identical to those in the Fund 1 registration statement. Fund 1 and Fund 2 will each invest indirectly in mortgage-backed securities through a separate investment as a limited partner in a private feeder fund. The private feeder fund in which each of Fund 1 and Fund 2 invest are Delaware limited partnerships, and are separate legal entities.

Identical or Substantially Identical Disclosure Items (except as otherwise noted)

•	Prospectus Summary

•	The Offering (pg. 1) ;

•	Who May Want to Invest (pgs. 1-2);

•	Investment Objective and Strategies (but for the deletion of certain percentages on page 3) (pgs. 2-4);

•	Public-Private Investment Program (but for the description of the Feeder PPIP Fund beginning on page 5) (pgs. 4-7)

•	Leverage (pgs. 7-8)

•	Limited Term (but for the actual termination date) (pgs. 8-9)

•	Distributions (pgs. 9-10);

•	Investment Adviser and Subadviser (pgs. 11-13);

•	Listing (pg. 13);

•	Custodian and Transfer Agent (pg. 13); and

•	Special Risk Considerations (pgs. 13-22).

•	Summary of Fund Expenses (but for missing numbers and the assumption of no direct Fund borrowings) (pgs. 23-24)

•	The Fund (pg. 25)

•	Use of Proceeds (pg. 25)

•	The Fund’s Investments (but for the deletion of certain percentages on pages 26 and 33 and the movement of text) (pgs. 25-33)

•	The Public-Private Investment Program (but for the description of the Feeder PPIP Fund beginning on page 34 and additional language added on page 34) (pgs. 33-38)

•	Leverage (pgs. 38-41)

•	Risks (but for additional language added on page 56 at the end of Investment and Market Risk) (pgs. 42-75)

•	Management of the Fund (but for the updated information under Potential Conflicts of Interest beginning on page 78) (pages 76-79)

•	Net Asset Value (pgs. 79-80)

•	Distributions (pgs. 80-82)

•	Dividend Reinvestment Plan (pgs. 82-83)

•	Description of Shares (pg. 83-85)

•	Certain Provisions of the Declaration of Trust and By-Laws (pgs. 85-87)

•	Repurchase of Fund Shares; Conversion to Open-End Fund (pg. 87)

•	Tax Matters (pgs. 88-90)

•	Underwriters (but for specifics relating to the lead underwriters) (pgs. 91-94)

•	Custodian and Transfer Agent (pg. 94)

•	Legal Opinions and Experts (pg. 94)

We believe this letter demonstrates the suitability of selective review of the Registration Statement, based on the SEC staff’s previous review and comment on Fund 1’s registration statement. Please call me or Trayne Wheeler (617-951-9068) if you have any questions about the enclosed, or if you require anything further.

Very truly yours,

    /s/ Stacy H. Winick

Stacy H. Winick

cc: Kevin J. McCarthy
Christopher Rohrbacher